Exhibit 99.1

May 18, 2017

PV Nano Cell Announces Japanese Patent Granted Related to SicrysTM Silver Inks

MIGDAL HA’EMEK, Israel, May 18, 2017 /PRNewswire/ -- PV Nano Cell (OTCQB: PVNNF), an innovative producer of single-crystal, metal nanometric based conductive digital inks, announced today that the Japanese Patent Office (JPO) has granted its silver nano particles patent1.

“Japan represents one of the largest and most advanced research and development markets for advanced electronics. We believe that our innovative line of conductive digital silver inks offers significant value to our potential customers in the Japanese market. This most recent patent offers us intellectual property protection and also expands the exposure of our SicrysTM based technology in the region,” stated Dr. Fernando de la Vega, CEO of PV Nano Cell.

“At this time, we have been granted patents in four countries for our silver single crystal nano particles based dispersions and inks and have submitted patents related to our silver and copper nano particles in 9 additional counties,” concluded Dr. de la Vega.

PV Nano Cell’s Silver Nano particles patent titled “STABLE DISPERSIONS OF MONOCRYSTALLINE NANOMETRIC SILVER PARTICLES,” covers a concentrated dispersion of nanometric silver particles, plurality of nanometric silver particles, in which a majority are single-crystal silver particles, the plurality of nanometric silver particles having an average secondary particle size (d50) within a range of 30 to 300 nanometers, the particles disposed within the solvent; and a method of producing the dispersion.

The Company has previously been granted patents for its silver nano particles in the United States (US 9556350 B2), Russia (RU 2593311) and China (CN 103282969).

Silver and Copper Nano Particle Patent Applications

PV Nano Cell has submitted patent applications for both their silver and copper nano particles2 in the following countries:

●	Brazil (112013013885.5 & 11 2016020056 0)
●	China (2015800145501)
●	Europe (11846848.7 & 15758302.2)
●	India (5064/CHENP/2013 & 201647031956)
●	Israel (226665 & 247528)
●	Japan (100114775 & 2016-554873)

●	Russia (2016137018)
●	South Korea (10-2013-7015635 & 10-2016-7026792)
●	UK (1020556.5 & 1403731.1)
●	USA (15/122,185)

(1)         Silver Nano particles’ patent WO PCT/US2011/063459 (WO2012078590): ttps://patentscope.wipo.int/search/en/detail.jsf?docId=WO2012078590

(2)         Copper Nano particles patent WO PCT/1B2015/051536 (WO2015132719):https://patentscope.wipo.int/search/en/detail.jsf?docId=WO2015132719

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in solar photovoltaics (PV) and printed electronics (PE) applications. PV Nano Cell’s SicrysTM ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. SicrysTM is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. SicrysTM silver conductive inks are used in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. For more information, please visit PVNanoCell.com.

Forward–looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward– looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contacts:

Garth Russell / Allison Soss

grussell@kcsa.com / asoss@kcsa.com

212-896-1250 / 212-896-1267

Media Contact: Megan Vandenbos

megan@antennagroup.com 201-465-8019

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SOURCE PV Nano Cell